Exhibit 97

RIGEL PHARMACEUTICALS, INC.

INCENTIVE COMPENSATION RECOUPMENT POLICY

1.Adoption. The Compensation Committee of the Board of Directors, on behalf of the Board of Directors (the “Board”) of Rigel Pharmaceuticals, Inc. (the “Company”), has adopted this Incentive Compensation Recoupment Policy (the “Recoupment Policy”) to set forth the conditions under which the Company will seek reimbursement with respect to certain incentive-based compensation paid or awarded to, and to recover certain net profits realized from the sale, vesting or exercise of shares of the Company’s common stock by, current and former Executive Officers of the Company. For purposes of this Recoupment Policy, “Executive Officers” means any current or former “executive officer,” within the meaning of Rule 10D-1 under the Securities Exchange Act of 1934, as amended, who was employed by the Company or a subsidiary of the Company during the applicable Recovery Period, as defined below.
2.	Statement of Policy.
(a)Incentive-Based Compensation. This Recoupment Policy applies to all compensation granted, earned or vested based wholly or in part upon the attainment of any measure determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure that is derived wholly or in part from such measures, whether or not presented within the Company’s financial statements or included in a filing with the U.S. Securities and Exchange Commission, including stock price and total shareholder return (“TSR”), including but not limited to performance-based cash, stock, options or other equity-based awards paid or granted to the Executive Officer (“Incentive-Based Compensation”). Compensation that is granted, vests or is earned based solely upon the occurrence of non-financial events, such as base salary, restricted stock or options with time-based vesting, or a bonus awarded solely at the discretion of the Board or Compensation Committee of the Board (the “Compensation Committee”) and not based on the attainment of any financial measure is not subject to this Recoupment Policy.
(b)Financial Restatement. If the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “Financial Restatement”), the Compensation Committee shall cause the Company to recoup from each Executive Officer, as promptly as reasonably possible, any erroneously awarded Incentive-Based Compensation.
(c)Recoupment Amount. In the event of a Financial Restatement, the amount to be recovered will be the excess of (i) the Incentive-Based Compensation received by the Executive Officer during the three completed fiscal years immediately preceding the date on which the Company is required to prepare the Financial Restatement, as determined in accordance with the last sentence of this paragraph, or any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years (provided that a transition period between the last day of the Company’s previous fiscal year and the first day of its new fiscal year that comprises a period of nine to 12 months would be deemed a completed fiscal year) (the “Recovery Period”), based on the erroneous data and calculated without regard to any taxes paid or withheld, over (ii) the Incentive-Based Compensation that would have been received by the Executive Officer had it been calculated based on the restated financial information, as determined by the Compensation Committee. For this purpose, Incentive-Based Compensation is considered to have been received by an Executive Officer in the fiscal year during which the applicable financial reporting measure was attained or purportedly attained, regardless of when the payment or grant of such Incentive-Based Compensation occurs. The date on which the Company is required to prepare a Financial Restatement is the earlier to occur of (A) the date the Board or a Board committee (or authorized officers of the Company if Board action is not required) concludes, or reasonably should have concluded, that the Company is required to prepare a Financial Restatement or (B) the date a court, regulator, or other legally authorized body directs the Company to prepare a Financial Restatement. For Incentive-Based Compensation based on stock price or TSR, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in the Financial Restatement, then the Compensation Committee shall determine the amount to be recovered based on a reasonable estimate of the effect of the Financial Restatement on the stock price or TSR upon which the Incentive-Based Compensation was received and the Company shall document the determination of that reasonable estimate and provide it to the Nasdaq.
(d)Exceptions. The compensation recouped under this Recoupment Policy shall not include Incentive-Based Compensation received by an Executive Officer (i) prior to beginning service as an Executive Officer or (ii) if he or she did not serve as an Executive Officer at any time during the applicable Recovery Period. The Compensation Committee (or a majority of independent directors serving on the Board) may determine not to seek recovery from an Executive Officer in whole or part to the extent it determines in its sole discretion that such recovery would be impracticable because (A) the direct expense paid to a third party to assist in enforcing recovery would exceed the recoverable amount (after having made a reasonable attempt to recover the erroneously awarded Incentive-Based Compensation and providing corresponding documentation of such attempt to the Nasdaq), (B) recovery would violate the home country law that was adopted prior to November 28, 2022, as determined by an opinion of counsel licensed in the applicable jurisdiction that is acceptable to and provided to the Nasdaq, or (C) recovery would likely cause the Company’s 401(k) plan or any other tax-qualified retirement plan to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended, and the regulations thereunder.
3.	Other Applicable Provisions.
(a)The Company may, to the extent permitted by applicable law, use any legal or equitable remedies that are available to the Company to recoup erroneously awards Incentive- Based Compensation, including, but not limited to collecting from the Executive Officer a cash payment or shares of Company common stock or by forfeiting any amounts that the Company owes to the Executive.
(b)The Compensation Committee of the Board (or another committee comprised exclusively of independent directors that is designated by the Board) shall have full and final authority to make any and all determinations required under this Recoupment Policy, in all cases consistent with the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). The Board or the Compensation Committee may amend this Recoupment Policy from time to time.

(c)The Company shall not indemnify any Executive Officer or pay or reimburse the premium for any insurance policy to cover any losses incurred by such Executive Officer under this Recoupment Policy.
(d)This Recoupment Policy shall be effective as of August 10, 2023 and shall apply to Incentive-Based Compensation that is received by an Executive Officer on or after that date.
(e)The recoupment of Incentive-Based Compensation under this Recoupment Policy is in addition to any other right or remedy available to the Company with respect to any Executive Officer subject to this Recoupment Policy.
(f)If any provision of this Recoupment Policy or the application of any such provision to any Executive Officer shall be adjudicated to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Recoupment Policy, and the invalid, illegal or unenforceable provisions shall be deemed amended to the minimum extent necessary to render any such provision or application enforceable.

(g)This Recoupment Policy is separate from and in addition to requirements of Section 304 of the Sarbanes-Oxley Act of 2002 that are applicable to the Company’s Chief Executive Officer and Chief Financial Officer.
(h)This Recoupment Policy is intended to comply with the requirements of the Securities and Exchange Commission rules and the Nasdaq Stock Market listing standards implementing Section 954 of the Dodd-Frank Act and shall be interpreted in accordance with such intent.